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                                                                    Exhibit 99.1

COMPANY CONTACT                                 World Headquarters
Kurt Packer,                                    1090 Enterprise Drive
Executive Vice President                        Medina, OH 44256
Chief Financial Officer                         Phone (330) 723-5082
(330) 723-5082                                  Fax (330) 723-0694
                                                www.corpro.com



FOR IMMEDIATE RELEASE


                    CORRPRO ANNOUNCES RESULTS FOR FISCAL 2001
            FOURTH QUARTER REVENUE GAINS CONTINUING INTO FISCAL 2002

MEDINA, OHIO, MAY 17, 2001 - Corrpro Companies, Inc. (NYSE:CO), the leading provider of corrosion protection engineering services, systems and equipment, today reported results for its fourth quarter and fiscal year ended March 31, 2001.

Revenues for the fourth quarter ended March 31, 2001 totaled $38.5 million, an increase of $1.3 million, or 3.5%, over the fourth quarter of the previous fiscal year. For the quarter, including one-time unusual items, the Company incurred a net loss of $6.1 million, or $0.78 per share, compared to a net loss from continuing operations of $3.3 million, or $0.43 per share in the prior-year period, which also included unusual items. During the fourth quarter of fiscal 2001, the Company recorded charges of $3.2 million for unusual items related to the cessation of certain Mexican foundry operations, the disposition of a small non-core business unit, the consolidation of local offices, severance and other costs associated with the Company's cost reduction programs and expenses accrued in connection with previously disclosed state regulatory proceedings and antitrust litigation involving the Company. Excluding the impact of the one-time charges, the loss for the fourth quarter would have totaled $0.53 per share, compared to a loss before unusual items from continuing operations of $0.28 per share in the final three months of fiscal 2000.

The fourth quarter historically has been the Company's seasonally lowest business period as weather conditions in the colder climates limit the amount of fieldwork that can be performed, which impacts operating efficiencies. In the fourth quarter of 2001, operating margins were negatively impacted by extended severe winter weather in certain areas versus the milder winter weather conditions experienced over the last several years. Additionally, during the fourth quarter, operating margins were negatively impacted by inefficiencies associated with the closing and consolidation of several local offices and unreimbursed cost overruns on a large concrete coatings project.

Revenues for the year ended March 31, 2001 totaled $165.4 million, down 1.8% from the previous year. For the year ended March 31, 2001, the Company incurred a net loss of $4.7 million, or $0.61 per share on a diluted basis, compared to income from continuing operations of $1.9 million, or $0.25 per share, in the prior year. Excluding the impact of the $3.2 million of charges for one-time unusual items, the net loss for the year would have totaled $0.36 per share compared to income before unusual items from continuing operations of $0.40 per share in fiscal 2000. EBITDA (earnings before interest, taxes, depreciation and amortization) before the $3.2 million of unusual charges totaled $10.6 million in fiscal 2001.



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As a result of the fourth quarter loss, the Company is not in compliance with several of the financial covenants included in its debt agreements. The Company is working with its lenders to obtain waivers of applicable covenants and to amend these agreements. It is currently anticipated that such amendments will be finalized by mid-June.

Commenting on the announcement, Joseph W. Rog, Chairman, President and CEO said, "After more than two years of intensive rationalization of operations and restructuring of the business, we are seeing signs that our overall revenue trend is now improving. We are pleased to have achieved revenue growth of 3.5% in our fourth quarter over the prior-year period. This growth is even more impressive considering the conscious decisions we made to exit certain portions of our business, the closing of some of our smaller under-performing offices, and the sale of a small business unit which performed non-destructive testing."

"From an earnings perspective, we were obviously disappointed with our results. However, the changes we made to the organization over the past two years have placed the Company in a position to achieve solid revenue growth and return to profitability. The outlook for fiscal year 2002 is positive and the overall growth trend established in the fourth quarter appears to have continued thus far into fiscal year 2002. We believe this growth trend is sustainable. We are beginning to benefit from increased spending by our core energy customers and the near term drivers in this market segment are very strong. At the same time, we have been able to continue to grow and develop our coatings business and the outlook in this sector is strong as well. We have now restructured the business so that our operating results should improve nicely, and we are pleased with the momentum building within our core markets."

Corrpro, headquartered in Medina, Ohio, with over 60 offices worldwide, is the leading provider of corrosion control engineering services, systems and equipment to the infrastructure, environmental and energy markets around the world. Corrpro is the leading provider of cathodic protection systems and engineering services, as well as the leading supplier of corrosion protection services relating to coatings, non-destructive testing, pipeline integrity and reinforced concrete structures.

Except for historical information, the matters discussed in this press release are forward-looking statements relating to the business of the Company. The forward-looking statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "intends," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions are intended to identify such forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause its actual results to differ materially from those matters expressed or implied by forward-looking statements: the Company's ability to obtain waivers and amendments under its debt agreements; the availability of additional sources of capital and the terms and timing thereof; the Company's mix of products and services; the timing of jobs; the availability and value of larger jobs; qualification requirements and termination provisions relating to government jobs; the impact of weather on the Company's operations; the Company's ability to successfully execute its sales and marketing initiatives; the impact of energy prices on the Company's and its customers' businesses; adverse developments in pending litigation or regulatory matters; and the impact of existing, new or changed regulatory initiatives. Additional factors that may affect the Company's business and performance are set forth in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update any of the information contained or referenced in this press release.


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                             CORRPRO COMPANIES, INC.
                       CONSOLIDATED INCOME STATEMENT DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        For the Three                        For the Twelve
                                                                         Months Ended                         Months Ended
                                                                          March 31,                            March 31,
                                                                  -------------------------            --------------------------
                                                                   2001              2000                2001              2000
                                                                  -------           -------            --------          --------
   Revenues                                                       $38,461           $37,149            $165,416          $168,442

   Operating costs and expenses:
     Cost of sales                                                 28,193            26,520             114,017           114,954
     Unusual items                                                  3,200             2,000               3,200             2,000
     Selling, general & administrative expenses                    12,576            12,830              46,638            42,901
                                                                  -------           -------            --------          --------


   Operating income (loss)                                         (5,508)           (4,201)              1,561             8,587

   Interest expense                                                 1,997             1,356               6,771             5,339
                                                                  -------           -------            --------          --------

   Income (loss) from continuing operations
     before income taxes                                           (7,505)           (5,557)             (5,210)            3,248

   Provision for income taxes                                      (1,422)           (2,222)               (504)            1,299
                                                                  -------           -------            --------          --------

   Income (loss) from continuing operations                        (6,083)           (3,335)             (4,706)            1,949

   Discontinued operations:
     Loss from operations, net of income taxes                         --              (240)                 --              (353)
     Loss on disposal, net of income taxes                             --                --                  --            (4,264)
                                                                  -------           -------            --------          --------

   Net loss                                                       $(6,083)          $(3,575)            $(4,706)          $(2,668)
                                                                  =======           =======             =======           =======

   Earnings per share - Basic:
     Income (loss) from continuing operations                      $(0.78)           $(0.43)             $(0.61)            $0.25
     Discontinued operations:
       Loss from operations, net of income taxes                       --             (0.04)                 --             (0.05)
       Loss on disposal, net of income taxes                           --                --                  --             (0.55)
                                                                  -------           -------            --------          --------
   Net loss                                                       $ (0.78)           $(0.47)             $(0.61)           $(0.35)
                                                                  =======           =======            ========          ========

   Earnings per share - Diluted:
     Income (loss) from continuing operations                      $(0.78)           $(0.43)             $(0.61)            $0.25
     Discontinued operations:
       Loss from operations, net of income taxes                       --             (0.04)                 --             (0.05)
       Loss on disposal, net of income taxes                           --                --                  --             (0.54)
                                                                  -------           -------            --------          --------
   Net loss                                                        $(0.78)           $(0.47)             $(0.61)           $(0.34)
                                                                  =======           =======            ========          ========

   Weighted average shares -
       Basic                                                        7,822             7,687               7,736             7,663
       Diluted                                                      7,822             7,687               7,736             7,824
